                                                      --------------------------
                                                             OMB APPROVAL
--------------------------                            --------------------------
                                                      OMB Number: 3235-0104
          Form 3                                      --------------------------
                                                      Expires: January 31, 2005
--------------------------                            --------------------------
                                                      Estimated average burden
                                                      hours per response...0.5
                                                      --------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*
   Kimco Realty Services, Inc.
   (Last)   (First)  (Middle)

   3333 New Hyde Park Road
   (Street)
   New Hyde Park, New York 11042-0020
   (City)         (State)     (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
   3/25/03*

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol
   Frank's Nursery & Crafts, Inc. (FNCN)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Filing (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
1. Title of Security                 Owned          (I)            Ownership
   (Instr. 4)                        (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock                        4,311,747          D


* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable     3. Title and Amount of Securities
                                                   and Expiration Date     Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------
                                                Date                                                        Amount or
1. Title of Derivative                          Exercis-    Expiration                Title                 Number of
   Security (Instr. 4)                          able        Date                                            Shares
----------------------------------------------  ----------  ----------  ----------------------------------  -----------
Common Stock Warrants                            5/20/02     5/20/05*           Common Stock                 3,750,001
Common Stock Warrants                            11/5/02     5/20/05*           Common Stock                   652,173
Common Stock Warrants                            1/23/03     5/20/05*           Common Stock                 5,000,000

                                                                 5. Ownership
                                                                    Form of
                                                                    Derivative
                                                4. Conver-          Securities:
                                                   sion or          Direct       6. Nature of
                                                   Exercise         (D) or          Indirect
                                                   Price of         Indirect        Beneficial
1. Title of Derivative                             Derivative       (I)             Ownership
   Security (Instr. 4)                             Security         (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------    --------------   ------------
Common Stock Warrants                           $1.15 per share         D
Common Stock Warrants                           $1.15 per share         D
Common Stock Warrants                           $2.00 per share         D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

* The Common Stock Warrants may be exercised in whole or in part at any time until the later of May 20, 2005 or the repayment or termination of a credit facility of the Issuer arranged by the Reporting Person, under which credit facility the Common Stock Warrants were issued.


                                                    Kimco Realty Services, Inc.


  /s/ Milton Cooper                              March 25, 2003
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
      Milton Cooper
      President


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.